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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

ENERGYSOLUTIONS, INC

(Name of Issuer)

COMMON STOCK

 (Title of Class of Securities)

292756202

 (CUSIP Number)

AUGUST 15, 2011

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292756202	Schedule 13G	Page 2 of 10

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) 1818 MASTER PARTNERS, LTD. / 98-0335961
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	S.E.C. Use Only
4.	Citizenship or Place of Organization CAYMAN
Number of Shares Beneficially owned by Each Reporting Person with	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,963,632
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,963,632
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,963,632
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row 9: 5.6%
12.	Type of Reporting Person CO

CUSIP NO. 292756202	Schedule 13G	Page 3 of 10

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) RICHARD H. WITMER
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	S.E.C. Use Only
4.	Citizenship or Place of Organization US CITIZEN
Number of Shares Beneficially owned by Each Reporting Person with	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,963,632
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,963,632
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,963,632
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row 9: 5.6%
12.	Type of Reporting Person IN

CUSIP NO. 292756202	Schedule 13G	Page 4 of 10

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) TIMOTHY E. HARTCH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	S.E.C. Use Only
4.	Citizenship or Place of Organization US CITIZEN
Number of Shares Beneficially owned by Each Reporting Person with	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,963,632
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,963,632
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,963,632
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row 9: 5.6%
12.	Type of Reporting Person IN

CUSIP NO. 292756202	Schedule 13G	Page 5 of 10

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) BROWN BROTHERS HARRIMAN & CO. / 13-4973745
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	S.E.C. Use Only
4.	Citizenship or Place of Organization NEW YORK
Number of Shares Beneficially owned by Each Reporting Person with	(5) Sole Voting Power: 0
(6) Shared Voting Power: 4,963,632
(7) Sole Dispositive Power: 0
(8) Shared Dispositive Power: 4,963,632
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,963,632
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row 9: 5.6%
12.	Type of Reporting Person HC

CUSIP NO. 292756202	Schedule 13G	Page 6 of 10

Item 1.	(a)	Name of Issuer EnergySolutions, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 423 West 300 South, Suite 200 Salt Lake City, Utah 84101

Item 2.	(a)	Names of Persons Filing
BROWN BROTHERS HARRIMAN & CO. on behalf of itself and: 1818 MASTER PARTNERS, LTD. RICHARD H. WITMER TIMOTHY E. HARTCH
	(b)	Address of Principal Business Office 140 BROADWAY NEW YORK, NY 10005

	(c)	Citizenship/ Place of Organization

BROWN BROTHERS HARRIMAN & CO. – NEW YORK 1818 MASTER PARTNERS, LTD. - CAYMAN RICHARD H. WITMER – U.S. TIMOTHY E. HARTCH – U.S.

	(d)	Title of Class of Securities COMMON – CLASS A

	(e)	CUSIP Number 292756202

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c).

CUSIP NO. 292756202	Schedule 13G	Page 7 of 10

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the respective cover pages to this Schedule 13G, which are incorporated herein by reference.

By virtue of a resolution adopted by Brown Brothers Harriman & Co. (“BBH&Co.”) on May 6, 2003, designating Richard H. Witmer and Timothy E. Hartch, or either of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to the Shares held for the benefit of investors in 1818 Master Partners, Ltd, each of Mssrs. Witmer and Hartch may be deemed to beneficially own 4,963,632 shares, pursuant to Rule 13d-3 of the Act.

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of' the date hereof the reporting person(s) has ceased to be the beneficial owner(s)  of more than five percent of the class of securities, check the following ❑.

Instruction: Dissolution of a group requires a response to this item.

CUSIP NO. 292756202	Schedule 13G	Page 8 of 10

Item 6.
Ownership of More than 5% Percent on Behalf of Another Person

The Shares are held by 1818 Master Partners, Ltd. on behalf of investors in 1818 Master Partners, L.P.   To the best of the undersigned’s knowledge and belief, no other person has such an economic interest relating to more than 5.6% of the class of reported shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person See EXHIBIT I attached.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.
Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule13G.

CUSIP NO. 292756202	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 08/23/2011	BROWN BROTHERS HARRIMAN & CO.

	By:	/s/ Gregory Russell
Name: Gregory Russell Title: Associate

1818 MASTER PARTNERS, LTD.

	By:	/s/ Richard H. Witmer
Name: Richard H. Witmer Title: Partner

RICHARD H. WITMER

	By:	/s/ Richard H. Witmer
Name: Richard H. Witmer, as Partner, Brown Brothers Harriman & Co., and in individual capacity.

TIMOTHY E. HARTCH

	By:	/s/ Timothy E. Hartch
Name: Timothy E. Hartch, as Partner, Brown Brothers Harriman & Co., and in individual capacity.

CUSIP NO. 292756202	Schedule 13G	Page 10 of 10

Exhibit I

SCHEDULE 13G – ITEM 7

Identity and Classification of the Subsidiary Which Acquired the Security
 Being Reported On by the Parent Company or Control Person

The securities being reported are beneficially owned by 1818 Master Partners, Ltd, of which Brown Brothers Harriman & Co is a control person based upon its holding of all the voting interests in, and directing the management of, 1818 Master Partners, Ltd.  A copy of the Agreement by and among Brown Brothers Harriman & Co., 1818 Master Partners, Ltd., Richard H. Witmer and Timothy E. Hartch authorizing the filing of one Schedule 13G on behalf of each entity or individual is set forth below:

Agreement

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.  Such filing shall be made by Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.

Date: 08/23/2011	BROWN BROTHERS HARRIMAN & CO.

	By:	/s/ Gregory Russell
Name: Gregory Russell Title: Associate

1818 MASTER PARTNERS, LTD.

	By:	/s/ Richard H. Witmer
Name: Richard H. Witmer Title: Partner

RICHARD H. WITMER

	By:	/s/ Richard H. Witmer
Name: Richard H. Witmer, as Partner, Brown Brothers Harriman & Co., and in individual capacity.

TIMOTHY E. HARTCH

	By:	/s/ Timothy E. Hartch
Name: Timothy E. Hartch, as Partner, Brown Brothers Harriman & Co., and in individual capacity.